UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59564/March 12, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13354

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In the Matter of   :
                                                    :   ORDER MAKING FINDINGS AND
LEADING EDGE PACKAGING, INC.,   :   REVOKING REGISTRATIONS BY
LEADINGSIDE, INC.,   :   DEFAULT AS TO THREE
LECSTAR CORP., AND   :   RESPONDENTS
LEGAL CLUB OF AMERICA, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on January 29, 2009, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The Division of Enforcement provided evidence that the Commission
delivered or attempted to deliver the OIP to Respondents by February 2, 2009, in a manner that
complies with Rule 141 of the Commission's Rules of Practice.

        Respondent Legal Club of America, Inc., submitted a settlement offer that the
Commission accepted on February 18, 2009. The other three Respondents did not file Answers.
After the time for filing Answers had expired, I required these three Respondents to show cause
why they should not be held in default and why the registrations of their registered securities
should not be revoked. No replies to that Order have been received, and the time for replying
has also expired. Accordingly, these three Respondents are in default. See Rules 155(a) and
220(f) of the Commission's Rules of Practice. Consistent with Rule 155(a) of the Commission's
Rules of Practice, the following allegations of the OIP are deemed true.

        Leading Edge Packaging, Inc. (CIK No. 1021549) (Leading Edge), is a void Delaware
corporation located in New York, New York, with a class of securities registered with the
Commission pursuant to Exchange Act Section 12(g). Leading Edge is delinquent in its periodic
filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for
the period ended December 31, 1999, which reported a net loss of $1,942,000 for the prior nine
months. As of January 27, 2009, the company's stock (symbol LEPI) was quoted on the Pink
Sheets, operated by Pink OTC Markets Inc., had two market makers, and was eligible for the
piggyback exception of Exchange Act Rule 15c2-11(f)(3).

        Leadingside, Inc. (CIK No. 875942) (Leadingside), is a dissolved Delaware corporation
located in Cambridge, Massachusetts, with a class of securities registered with the Commission
pursuant to Exchange Act Section 12(g). Leadingside is delinquent in its periodic filings with

the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $15,720,000 for the prior nine months. As of January 27, 2009, the company's stock (symbol LDSD) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Lecstar Corp. (CIK No. 949485) (Lecstar) is a delinquent Texas corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lecstar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $18,342,531 for the prior nine months. As of January 27, 2009, the company's stock (symbol LCST) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act 15c2-11(f)(3).

These three Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Leading Edge Packaging, Inc., Leadingside, Inc., and Lecstar Corp. are revoked.

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James T. Kelly
Administrative Law Judge